SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE ABOUT TRANSACTION BETWEEN RELATED PARTIES

São Paulo, September 10, 2015 – Gol Linhas Aéreas Inteligentes S.A. (“Company”), the largest low cost and best fare air company in Latin America, in compliance with the provisions in Instruction no. 480, issued by the Brazilian Securities and Exchange Commission (“CVM”), dated December 07, 2009, as amended, hereby discloses the following information, under the terms of Annex 30-XXXIII to CVM Instruction no. 480/09:

I – description of the transaction:

a) the parties and their relation with the issuer:

Pursuant to the Relevant Fact disclosed by the Company on September 01, 2015, Gol LuxCo S.A. (“Gol LuxCo”), subsidiary of the Company has entered into on August 31, 2015, acting as borrower, the “Credit and Guaranty Agreement” together with Morgan Stanley Senior Funding, Inc., (“Morgan Stanley”), acting as administrative agent and representative of the interests of the creditors, with an aggregate principal amount of U.S.$ 300,000,000 (three hundred millions US Dollars), with remuneration of 6.5 % per year and maturity date of five years (“Credit Agreement”). The Company and VRG Linhas Aéreas S.A. (“VRG” and, together with the Company, the “Guarantors”) granted personal guarantee in order to guarantee the fulfillment of the obligations assumed by Gol LuxCo under the Credit Agreement.

Besides the guarantee granted by the Guarantors, Delta Air Lines, Inc. (“Delta”) granted a backstop guaranty (“Backstop Guaranty”), in order to guarantee the fulfillment of the obligations assumed by Gol LuxCo under the Credit Agreement.

In order to o secure any payments made by Delta on behalf of Gol LuxCo, it was granted a personal guarantee by the Company and VRG and a pledge of ordinary shares issued by Smiles S.A. and owned by the Company, as well as its economic rights (“Pledge Agreement”). The foreclosure of the Pledge Agreement can only occur in case of default of certain obligated established in the Reimbursement Agreement (as defined below).

Regarding Gol LuxCo and VRG, subsidiaries of the Company and beneficiaries of the guarantees, the decisions were taken considering their interests and the interests of the Company

The completion of each of the above mentioned transactions is subject to certain conditions, including the execution of final documents, approval by the Brazilian antitrust authorities, as well as other usual closing conditions.

The relation between Delta and the Company is provided for in the existing commercial cooperation agreements, it being worthy of mention that Mr. Edward H. Bastian, member of the Company’s Board of Directors, is also an executive officer of Delta.

b) transaction purpose and main terms and conditions:

Within the scope of the strategic transactions mentioned in (a) above, the parties involved executed the following instruments:

(i) a “Credit and Guaranty Agreement” (“Credit Agreement”), dated of August 31, 2015, entered into by and between Gol LuxCo, acting as a borrower, Morgan Stanley, acting as administrative agent and representative of the interests of the creditors, as well as Company and VRG, acting as personal guarantors, with an aggregate principal amount of U.S.$ 300,000,000 (three hundred millions US Dollars), with remuneration of 6.5 % per year and maturity date of five years.

(ii) a “Reimbursement Agreement” (“Reimbursement Agreement”), dated of August 19, 2015, under which Gol LuxCo agreed to pay to Delta, a sum equal to the amount so paid by Delta resulting from the guarantee provided under the Credit Agreement, with personal guarantee of Company and VRG, with remuneration of 8.5% per year on any and all amounts unpaid by Gol LuxCo and Guarantors from the date of payment by Delta under the Credit Agreement until its payment in full by Gol LuxCo and Guarantors. The Reimbursement Agreement was executed under suspensive condition consistent of the fulfillment of certain obligations provided for therein, including, the execution of the Credit Agreement.

(iii) a “Share, Assets and Credit Rights Pledge Agreement” (“Pledge Agreement”), dated of August 21, 2015, entered into by and between the Company, Delta, Banco Citibank S.A. (“Citibank”), as amended on August 31, 2015 and September 04, 2015, which purpose is the pledge of ordinary shares of Smiles S.A. owned by the Company, as well as its economic rights, in order to guarantee the obligations assumed by Gol LuxCo under the Reimbursement Agreement, valid until the full payment of the secured obligations contracted under the Reimbursement Agreement.

(iv) a “Controlled Account Services Agreement, Collateral Agent And Other Conditions” (“Controlled Account Agreement”), dated of August 21, 2015, entered into by and between the Company, Delta, Citibank and Citibank e Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., under which it was opened a cash collateral account with Citibank and established the terms and conditions for its management by Citibank, acting as collateral agent, valid until the full payment of the secured obligations contracted under the Reimbursement Agreement.

II – if, when, how and to what extent the transaction counterparty, its partners or managers took part in:

a) the issuer’s decision making process concerning the transaction, describing such participation:

The dealings related to the transaction were directly carried out between the managements of Delta and of the Company, independently and without participation of Delta, its partners or managers in the Company’s decision making process.

Mr. Edward H. Bastian, member of the Company’s board of directors and an executive officer of Delta, has caused it to be recorded in the minutes of the Board of Directors’ Meeting held on August 11, 2015, that approved the transaction described above, his impediment due to his position as an executive officer of Delta, for which reason he did not remain at the meeting place nor took part in the resolutions made.

b) negotiation of the transaction as representatives of the issuer, describing such participation:

As mentioned in item “a” above, the transaction was directly and independently negotiated between the managements of Delta and of the Company. Delta, its partners or managers did not take part in the negotiation of the transaction as representatives of the Company.

III – detailed justification of the reasons why the issuer’s management considers that the transaction complied with the commutative conditions or provides for adequate compensatory payment, informing:

a) whether the issuer requested proposals, conducted any procedures with a view to call for prices, or otherwise sought to carry out the transaction with third parties, explaining, in negative case, the reasons why it did not do so or, in affirmative case, the procedures carried out and the results thereof;

In the understanding of the Company’s management, carrying out the above described transactions is part of the Company’s strategy to enhance the cooperation and strategic synergy existing between the Company and Delta and to improve the Company’s liquidity, for which reason the terms and conditions of the referred transactions would solely make sense to the extent the counterparty were Delta. For this reason, no proposals have been requested, nor any competitive procedures or dealings related to the relevant transaction were conducted with third parties.

b) reasons that leaded the issuer to carry out the transaction with the related party other than with third parties:

As mentioned in “a” above, the participation of Delta is a sinequa non condition for carrying out the transactions, under the above described conditions, in line with the strategy set out by the Company’s management. For such reason, it would not be possible to carry out the transaction, under these specific terms, with third parties.

c) detailed description of the actions taken and procedures adopted for ensuring the commutativity of the transaction:

The Company’s management understands that the assumptions and customary practices of the market were observed to establish the terms and conditions of the transaction, with no participation, as a represent of the Company, of the only director of the Company who has relation with Delta. The independence of the members, and the limited influence of Delta in the transaction, assured the commutative of the terms and conditions and the protection of the best interest of the Company in this transaction.

São Paulo, September 10, 2015.

Edmar Prado Lopes Neto

Vice-President and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.